Filed by National City Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: MAF Bancorp, Inc.
Commission File Number: 0-18121
TRANSITION NEWS
News about the MidAmerica/National City Merger
July 20, 2007, Issue 7
Earlier this week, employees whose positions will be eliminated as a result of the merger with National City were notified of their anticipated displacement date. National City is committed to providing those affected with the necessary resources and support, such as retention bonuses, severance pay, career transition services and emotional support.
We’re optimistic that many employees being displaced will join National City in new positions, especially because of the number of National City offices in the market. To help with job placement, National City human resources representatives will be available to talk about the approximately 1,400 open positions throughout the country. Representatives from Challenger, Gray & Christmas, a career transition firm, will be able to immediately assist displaced employees with career counseling, and once employees receive their 60-day notices will be able to provide job transition services including assistance with interviewing skills, resume writing and other guidance. Relocation benefits may be available if you’re open to new opportunities at another National City location.
Recognizing that each employee may need a different level of support, included as part of this issue of Transition News is an article, “Coping with Change,” that reminds us that change affects us all in different ways. It will be important to understand that change is a process and is often temporary and that staying positive enables the process to proceed and may help reduce stress.
In addition, remember that MidAmerica’s Employee Assistance Program (EAP) is a resource to assist you in moving through this period of change in a healthy way and to provide some level of comfort. The EAP can be accessed at www.horizoneap.com or by calling 888/293-6948. All employees are eligible for up to three free face-to-face assessment and counseling sessions.
MidAmerica Bank Transition News
July 20, 2007

Job Opportunities at National City
Displaced employees are encouraged to begin to express their interest for National City job opportunities. Below you’ll see information regarding finding positions with National City and an outline of the employment process.
To search for available jobs with National City, check the Web site:
•	National City — www.nationalcity.com/careers

•	Click on: Search Jobs

•	Click on: Search Openings

•	Search options will be listed
MidAmerica employees interested in National City positions may express their interest online for a specific job opportunity at www.nationalcity.com/careers and attach a resume. A National City human resources representative may contact the MidAmerica employee to discuss the opportunity and how the employee’s skills and experience may fit.
As of Tuesday, July 17, there were 120 open positions in Illinois and one open position in Wisconsin. In addition to these positions, in the next few weeks National City will begin posting positions for additional opportunities in the Chicagoland and Milwaukee markets.
While we know some employees may think it is too early to start looking for another National City position, we encourage you to familiarize yourself with National City and the many career opportunities there will be once the companies merge.
Job Mapping for Employees in Retained Positions
Beginning next week and by the end of July, employees in positions being retained at National City after conversion will receive information about their positions with the National City organization. This personalized information will provide the employee details about his/her National City job such as:
•	Job title

•	National City job grade or job family

•	General information on National City’s compensation philosophy
This information would not be provided to employees whose positions are being eliminated, but they too will receive this information in the future if they accept another position at National City.
If you have questions, talk with your National City Integration/Line of Business or MidAmerica Bank manager or call your local Human Resources team:

Joan Marie Commisso Brenda Panno Mary Stevenson	630/663-5105 630/986-6932 630/663-5639
Coping with Change
Change is a natural part of life, and everyone faces it at one time or another. Most of us are continually making adjustments that reflect our changing needs or interests—trying a new restaurant, updating our wardrobes, or finding a more efficient way to do a task at work.
How you react to a change may depend on the results you think it will bring. You may feel excited about change that involves a gain, such as a promotion or a new baby. But you may worry about a change that involves a loss, such as a divorce or layoff. Accepting a sudden, unexpected change can be one of the most difficult challenges in life. You want to have control over the situation and make everything better, but no matter how hard you try, you just can’t control some things. When you accept the reality that you do not have full control over what happens in life, it becomes easier to cope. The best strategy for coping with change involves focusing on what you can control and trying to let go of what you can’t.
Even if you look forward to a change, adjusting to new realities can be stressful. One key to coping with the difficulties is remembering that most people can adapt well to change with support. Depending on the
MidAmerica Bank Transition News
July 20, 2007

nature of the change you face, you may want to turn to your family or friends, your manager or co-workers, a professional counselor or a support group whose members know what you’re going through and want to help.
Understanding the benefits of change
Many people have negative reactions when they first hear that they’ll be facing a big change. Some people cry or become angry. Others think, “It isn’t fair,” “I’ll never be able to handle this,” or “I’m too old to learn a new way of doing things.” It may help to remember that a change—even if you didn’t want it—can be beneficial. Some of the rewards of change can include the following:
•	It offers a chance to learn and grow. New experiences can bring greater knowledge and awareness if you allow it.

•	It can help you focus on your priorities. Change can give you a new perspective on yourself and others. Sometimes when you are forced to make choices and decisions, you realize what is really valuable to you.

•	It can bring new opportunities. Almost every new experience has both advantages and disadvantages. If you don’t like certain aspects of a change, you may find that you do like other things about it.

•	It can help you stay flexible. It’s easy to fall into a rut or become “set in your ways.” A change in one area of life can help you stay flexible and make other needed changes.

•	It can build self-confidence. Many experts believe that if people don’t change, they don’t grow. Staying in a comfortable situation can be fine for a while. But over time, it can become tedious or cause you to lose confidence in your ability to do well at other tasks or in another setting.

•	It can make you grow and make you stronger. When you accept a change, you can find something positive in it. When you successfully cope with a tough change, it will help you become stronger for the next change.
Change and stress
Although change can be rewarding in the long run, it can seem very stressful at first. Depending on the nature of your adjustment, the difficulties can last anywhere from a few days to several years. There are many different kinds of changes, and everyone reacts differently to events. Some people may feel stress because of events that are happy ones, such as a wedding or the birth of a baby. Others may have trouble coping with divorce, controversy at work or a move. And there are also smaller events that can bring about change that could cause stress, such as an upcoming holiday, trouble with in-laws or even a vacation.
Change can be both physically and mentally stressful. As a rule, the larger the change, the more stress you may face. Many people find it particularly difficult to move from one major stage of life to another—for example, to adjust to leaving school, having a child, reaching midlife, becoming a stepparent or grandparent or retirement.
Because so many different changes can cause stress, it’s important that you are able to recognize the signs of stress. The physical and mental symptoms of stress include the following:
•	headaches

•	depression

•	anxiety

•	fatigue

•	overeating

•	sleep problems

•	mood swings

•	poor concentration

•	stomachaches or other digestive problems

•	neck aches or backaches

•	alcohol or drug abuse

•	eating disorders

•	heart trouble

•	sexual problems
MidAmerica Bank Transition News
July 20, 2007

If you keep having these symptoms long after a change has occurred, you may want to talk to your health care provider or a counselor or therapist about ways to cope with stress.
Helpful tips on coping with change
Here are some tips on coping with change.
•	Anticipate change. Take steps to avoid becoming rigid and afraid of new experiences. Throughout life, keep making friends, exploring a variety of interests and activities, and accepting new challenges at work.

•	Take care of your physical and emotional health. If you’re facing a big change, take extra care to eat a healthy diet, exercise regularly, get enough sleep and limit your alcohol consumption. Make sure to take some breaks and make time to do something you find enjoyable with friends or family.

•	Learn some relaxation techniques. You might find it helpful to take a yoga class or listen to relaxation recordings, which are available at most bookstores and public libraries. Or, set aside a few minutes each day (in the morning, at night, or on your lunch hour) to visualize yourself remaining calm.

•	Keep an open mind. Just because you haven’t done something before doesn’t mean you won’t like it.

•	Stay positive. Remember, you have a choice on how you respond to the changes you face. Keeping a positive attitude will help you through the tough times.

•	Take it slow. Making change is really a series of small transitions. You will find it easier to cope with a big change by breaking it down into small steps so that you can made gradual adjustments over time.

•	Gather information. The most stressful thing about change may be the uncertainty it brings. To ease your anxieties, learn as much as you can about what you’re facing. Do research online or at the library. Talk to friends and co-workers who’ve faced the same kind of changes you’re facing and ask what helped them the most. Or, read a book like Who Moved My Cheese? by Spencer Johnson, which talks about different ways of coping with change.

•	Identify obstacles. Just about everyone encounters obstacles that get in the way of change. Take the time to write yours down. It will help you clarify and figure out how to get past the obstacles you may be facing.

•	Limit or “pace” your changes. Try not to take on a big change before you’ve adjusted to another one, and avoid trying to make a lot of smaller changes all at once. If you know that you’re already experiencing stress, try to postpone making big decisions that will bring about change and, possibly, more stress.

•	Talk about your feelings with people who can help. Be as specific as you can about your concerns. You might say to your partner, “I’ve had more responsibilities at work since I’ve been promoted, and it’s become harder for me to make dinner every night. What we can do about this?”

•	Consider joining a support group. If a change feels too big to handle alone, consider joining a support group for people who are going through a similar experience. You might join a group for stepparents, newcomers to a community, or people who have begun caring for an older adult with Alzheimer’s disease. You can find groups listed in the weekly calendar in your local newspaper or by searching online for a national organization devoted to the issue that concerns you.

•	Hold onto your sense of humor. When you’re feeling stressed, rent a DVD of your favorite comedy or go out to lunch with a friend who makes you laugh.

•	Seek professional help if you are having difficulty coping with change. Don’t be afraid to ask for help. Even strong people need support and guidance when faced with tough circumstances.
Written with the help of Alexandra Mezey, LICSW. Ms. Mezey has a master’s degree in social welfare and completed post-graduate training in family therapy and advisement for Employee Assistance Professional certification. She has worked as a family therapist and as an EAP counselor, helping people with issues across the lifespan. She is president of Life Clarity Coaching based in Massachusetts.
© 2002, 2007 Ceridian Corporation. All rights reserved.
MidAmerica Bank Transition News
July 20, 2007

What’s on Your Mind?
Severance / Displacements How will I know which positions are available within National City and each of its subsidiaries? The most efficient way to search for job opportunities is through the National City Web site (listed above).
How long will the employment process be in place?
National City makes the redeployment of talented employees an ongoing priority. Therefore, we will have a continued focus on employment throughout the integration and post-integration process.
Will I continue to receive severance if I find a job that is not a competitor of National City after my displacement date? For example, after being displaced from MidAmerica Bank and I find a job one month later at a hardware store, will I continue to receive my severance benefit?
Yes, if you are displaced and accept a position with a non-competitor after your displacement date, you are still eligible for the severance benefit.
I currently have a second job outside of my principle duties with Mid America. If I am displaced and pick up additional time there, would my severance be impacted?
You would be eligible for severance as long as the second job is not with a competitor or directly related to your position with MidAmerica Bank.
Can an employee’s displacement date be rescinded?
Once an employee has received either the anticipated displacement date or the official last day worked, that decision is determined to be final. However, it is possible that due to transitional circumstances that you could be asked to alter your date.
How soon will I know my official last day worked?
Displaced employees will receive their 60-day notice memo and waiver 60 days prior to their severance date.
Will MidAmerica displaced employees receive priority/preferential treatment in applying for open positions with National City?
Displaced employees who apply for National City positions will receive urgent processing of their applications.

Have a question? You can call the toll-free “What’s on Your Mind” voicemail box at 866-405-0847 and leave a message with your question or email your question to CorpComm@NationalCity.com. We’ll respond to questions of general interest in future issues of Transition News.

In connection with the proposed transaction, National City Corporation has filed a registration statement on Form S-4 with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about National City Corporation, MAF Bancorp, Inc. and the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and MAF Bancorp, Inc., without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to MAF Bancorp, Inc. at 55th Street and Holmes Avenue, Clarendon Hills, Illinois, 60514-1596, Attention: Investor Relations, 630-325-7300.
The respective directors and executive officers of National City and MAF Bancorp and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 7, 2007, and information regarding MAF Bancorp’s directors and executive officers is available in its amendment to Form 10-K/A filed with the SEC on April 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
MidAmerica Bank Transition News
July 20, 2007

     This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
     Forward-Looking Statements
This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.
     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of MAF Bancorp’s stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City’s and MAF Bancorp’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Quarterly Reports on Form 10-Q, as they are filed, and the 2006 Annual Reports on Form 10-K of National City and MAF Bancorp, as amended, filed with the SEC. Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.
MidAmerica Bank Transition News
July 20, 2007